Exhibit (a)(3)


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March 24, 2005



TO:          UNIT HOLDERS OF CENTURY PROPERTIES FUND XIX

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") ACCELERATED HIGH YIELD INSTUITIONAL INVESTORS, LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND; MP FALCON FUND, LLC; ACCELERATED HIGH YIELD INSTUTIONAL FUND, LTD., L.P.; MPF DEWAAY PREMIER FUND 2 LLC; MPF INCOME FUND 20, LLC; MP VALUE FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 8; MPF ACQUISITION CO 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") are offering to purchase up to 16,667 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XIX (the "Partnership") at a purchase price equal to:

                                $300.00 per Unit
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CENTURY PROPERTIES FUND XIX without the usual transaction costs associated with market sales or partnership transfer fees. Furthermore, this Offer is

                        14.8% HIGHER than AIMCO's offer.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) May 23, 2005